SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK (SERIES 2003)

(Title of Class of Securities)

165167-80-0

(CUSIP Number of Class of Securities)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James M. Prince, Esq.

Vinson & Elkins L.L.P.

2300 First City Tower

1001 Fannin Street

Houston, Texas 77002-6760

713-758-3710

713-615-5962 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 4, 2006 and amended by Amendment No. 1 to the Schedule TO, filed on May 25, 2006 and Amendment No. 2 to the Schedule TO, filed on May 31, 2006 (the “Schedule TO”) and relates to an offer by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), to exchange (the “Exchange Offer”) 6.1847 shares of the Company’s common stock for each validly tendered and accepted share of 5.00% Cumulative Convertible Preferred Stock (Series 2003), on the terms and subject to the conditions described in the Offer to Exchange, dated May 3, 2006 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

As of May 2, 2006, there were 842,673 shares of 5.00% Cumulative Convertible Preferred Stock (Series 2003) outstanding.

The Schedule TO is hereby amended and supplemented by this Amendment No. 3 to Schedule TO as follows:.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 5:00 P.M., New York City time, on Thursday, June 1, 2006 (the “Expiration Date”). On June 2, 2006, the Company announced the acceptance for exchange of 804,048 shares of Preferred Stock that were validly tendered and not withdrawn as of the Expiration Date, and issued 4,972,786 shares of its common stock in exchange for such shares of Preferred Stock. 38,625 shares of Preferred Stock remained outstanding at the Expiration Date.

The full text of Chesapeake’s press release, relating to the announcement of the expiration and results of the Exchange Offer, is filed herewith as exhibit (a)(4) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(4) Press Release of Chesapeake Energy Corporation, dated June 2, 2006, announcing the expiration and results of the exchange offer.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2006

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Aubrey K. McClendon
Aubrey K. McClendon Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

*(a)(1)	Offer to Exchange, dated May 3, 2006, and related Letter of Transmittal.

*(a)(2)	Press Release, dated May 3, 2006.

*(a)(3)	Press Release, dated May 31, 2006.

(a)(4)	Press Release, dated June 2, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO.

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